UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2010

GRUPO AEROPORTUARIO DEL CENTRO NORTE, S.A.B. DE C.V.
(CENTRAL NORTH AIRPORT GROUP)

 (Translation of Registrant’s Name Into English)

México

 (Jurisdiction of incorporation or organization)

Aeropuerto Internacional de Monterrey
Zona de Carga
Carretera Miguel Alemán, Km. 24 s/n
66600 Apodaca, Nuevo León, Mexico

 (Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F X	Form 40-F
(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes	No X

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-             .)

First Quarter 2010 Earnings Report

April 23, 2010

Mexican airport operator Grupo Aeroportuario del Centro Norte, S.A.B. de C.V., known as OMA (NASDAQ: OMAB; BMV: OMA), reported its unaudited, preliminary results for the first quarter of 2010 today.1

Highlights

Total revenues increased 4.9%, with growth in both aeronautical and non-aeronautical revenues, despite the reduction in traffic. OMA generated an EBITDA margin of 53.7% in the quarter. Notable were revenues generated by the NH Terminal 2 Hotel at the Mexico City International Airport (“NH T2 hotel”), and the year over year increases in revenues from OMA Carga (+87.4%), advertising (+18.5%), and parking (+2.4%).  Operating indicators also improved, with increases in the number of takeoffs and landings (+2.1%) and the volume of cargo transported (+37.8%). In addition, the occupancy rate for the NH T2 hotel reached 42.2% for the full quarter.

•	Passenger traffic decreased 8.2% to 2.8 million. Domestic traffic decreased 9.3% and international traffic decreased 4.2%.

•	Five new commercial spaces and one new passenger service opened in our airports. The NH T2 hotel occupancy rate reached 42.2% for the quarter and 52.3% in March.

•	DHL began cargo operations at the Monterrey airport on January 18, contributing to and increased cargo volumes and revenue growth at OMA Carga.

•
Total revenues increased 4.9% to Ps. 510 million. Aeronautical revenues per passenger increased 10.1%, and non-aeronautical revenues per passenger increased 32.6%. Monterrey, OMA’s principal airport, contributed 40.3% of revenues.

•
Total operating costs and general and administrative (GA) expenses increased 16.2% to Ps. 197 million in 1Q10, principally as a result of the additional costs of operating the hotel. Excluding the costs of the NH T2 hotel, operating costs and GA expenses increased 8.1%, as a result of expenses related to international Aerodrome Certification, among other initiatives.

________________________________
1 Unless otherwise stated, all references are to first quarter 2010 (1Q10) results, and all percentage changes are with respect to the same period of the prior year. The exchange rate used for converting amounts in U.S. dollars was Ps. 12.4145 per US$.
Costs and operating expenses

•	Operating income decreased 7.8% to Ps. 165 million as a result of the increase in costs and GA expenses, and higher depreciation and amortization; the operating margin was 32.3%.

•	Adjusted EBITDA decreased 1.1% to Ps. 274 million, similar to the Ps. 277 million in 1Q09. The Adjusted EBITDA margin was 53.7%.

•
Consolidated net income was Ps. 103 million, a decrease of 30.4% as compared to the prior year period. The decrease was principally due to higher operating costs and expenses, increased financial expense, and a higher tax provision. Earnings per share were Ps. 0.26, or US$0.17 per American Depositary Share (ADS).

•	Capital expenditures were Ps. 123 million in 1Q10. Bank financing provided a portion of the resources used for capital expenditures.

Operating Results

Passenger Traffic

The total number of flight operations (takeoffs and landings) increased 2.1% in 1Q10 to 84,022 operations; Domestic operations increased 3.8% and international flight operations decreased 7.4%. Seven airports had increases in operations: Culiacán, Durango, Mazatlán, Chihuahua, Zacatecas, Torreón, and Tampico.

Total passenger traffic decreased 8.2% (-250,735 terminal passengers) as compared to 1Q09. While the year-over-year change continues to be negative, the reduction was less than in the prior five quarters.

The Culiacán, Zacatecas, Durango, and Chihuahua airports recorded traffic increases (See Annex Table 1, Passenger Traffic). VivaAerobus, West Jet, American Airlines, Frontier, and general aviation had the largest increases in passenger traffic. The Monterrey, Acapulco, Zihuatanejo, and Tampico airports had the largest decreases in traffic, principally as a result of the suspension of Aviacsa (suspended since July 6, 2009) and reductions in traffic carried by Interjet.

Of total traffic, 78.4% was domestic traffic and 21.6% was international traffic; 97.1% was commercial aviation and 2.9% was general aviation. Monterrey generated 41.8% of total passenger traffic, Culiacán 9.4%, and Acapulco 8.9%.

Domestic traffic volumes decreased 9.3% in 1Q10.

Five airports had increases in domestic traffic. In Culiacán, growth came principally from increases in traffic on the Mexico City, Guadalajara, and Monterrey routes; in Mazatlán, the Guadalajara and La Paz route produced growth; and in the Zacatecas, Chihuahua, and Durango airports, general aviation generated growth.

OMA’s other airports had reductions in domestic traffic; the airports most affected were Monterrey, Acapulco, and Ciudad Juárez. The largest decreases occurred at the Monterrey, Acapulco, Tampico, Zihuatanejo, and Ciudad Juárez airports, principally as a result of fewer passengers on the Mexico City and Toluca routes. In Ciudad Juárez, the Monterrey route also had reduced traffic.

Airlines opened two new domestic routes during the quarter and closed four routes.

International traffic decreased 4.2% in 1Q10.

Six airports had increases in international traffic. The most significant increases were in Zacatecas, Durango and Tampico. Zacatecas benefited from growth on the routes to Los Angeles and Chicago; Durango and Tampico had growth on the routes to Houston.

The other airports had traffic reductions. The ones with the largest decreases were Acapulco, Zihuatanejo, and Mazatlán, which saw reductions in the routes to Houston and Los Angeles.

During the quarter, three international routes were closed.

Air Cargo volumes increased 37.8% in 1Q10.  Of the total, 61.1% is domestic cargo, and 38.9% is international. The Monterrey and San Luis Potosí airports had the largest increases.

Non-aeronautical and commercial operations

During 1Q10, we continued to increase and improve our commercial offering and the passenger services available in our airport terminals. Six new commercial businesses opened during the quarter.

NH Terminal 2 Hotel Operations

The occupancy rate of the NH T2 hotel in Mexico City continues to increase, as a result of advertising and marketing initiatives. The hotel had an average occupancy rate in 1Q10 of 42.2%, and reached 52.3% in March. The average room rate was Ps. 1,128.4 per night.

The initiatives undertaken to promote and position the NH T2 hotel include greater visibility inside Terminal 2, advertising campaigns in print and electronic media, promotional packages with airlines to attract their crews and passengers, and programs to attract groups and events to the hotel.

Financial Results

OMA principal business objectives during 2010 continue to be: first, to strengthen the core airports business and the generation of aeronautical revenues; second, to increase non-aeronautical revenues, by improving the commercial offering in our airports as well as developing related commercial activities; and three, to control the expected in increase in costs and expenses.

Revenues

Total revenues increased, principally because of an increase in NH T2 hotel revenues and an increase in other non-aeronautical revenues.

Total revenues during 1Q10 increased 4.9% to Ps. 509.5 million. The mix of revenues in 1Q10 was 78.2% aeronautical and 21.8% non-aeronautical. In 1Q09, the mix was 81.2% aeronautical and 18.2% non-aeronautical. The Monterrey airport contributed 40.3% of total revenues, Acapulco 9.5%, and Mazatlán 8.8%.

Aeronautical revenues in 1Q10 increased 1.0% to Ps. 398.6 million. Revenues from both domestic and international passenger charges increased, principally because of rate increases.

The airports that contributed most to aeronautical revenues were Monterrey with 39.2%, Acapulco 10.5%, and Mazatlán 9.1%.

Aeronautical revenue per passenger increased 10.1%, to Ps. 142.6 in 1Q10 from Ps. 129.5 in 1Q09.

Non-aeronautical revenues increased 21.6%, led by revenues from the NH T2 hotel, OMA Carga, advertising, and parking. Most notably, OMA Carga revenues increased 87.4%, as a result of the start of operations by DHL at the Monterrey airport on January 18, 2010.

NH T2 hotel revenues were Ps. 15.7 million in 1Q10, of which 78.1% was room charges, 18.2% food and beverages, and 3.6% other services.

Non-aeronautical revenues other than the NH T2 hotel increased 4.4%.

The reduction in passenger traffic had negative effects on restaurants, other leases, and time-shares.

Monterrey contributed 44.5% of non-aeronautical revenues, Acapulco 9.5%, and Mazatlán 7.8%. The NH T2 hotel accounted for 14.2% of non-aeronautical revenues.

Non-aeronautical revenue per passenger increased 32.6% to Ps. 39.7 in 1Q10 from Ps. 29.9 in 1Q09. Non-aeronautical revenues per passenger, excluding the NH T2 hotel, increased 13.8% to Ps. 34.1 in 1Q10 from Ps. 29.9 in 1Q09.

Cost of services and general and administrative expenses increased a combined 16.2%, principally as a result of the addition of costs of hotel operations of Ps. 13.7 million, a Ps. 2.2 million increase in materials and supplies, an increase in the allowance for doubtful accounts of Ps. 5.0 million, an increase of Ps. 1.0 million for studies, and Ps. 0.9 million for professional services.

Excluding NH T2 hotel costs and expenses, cost of services and general and administrative expenses increased 8.1%. These increases resulted from the additional costs and expenses related to applying for International Aerodrome Certification, the planned opening of the Monterrey Terminal B, as well as the preparation of information for the Master Development Plans for 2011-2015 for each of the airports.

OMA continues to enforce measures to control costs and expenses, resulting in savings in the areas of utilities, especially electricity, which decreased 6.5%. These actions helped offset the impact of the decrease in passenger traffic and the increase in costs and expenses described above.

Airport concession tax was unchanged; this tax is 5% of gross revenues.

The technical assistance fee decreased 3.5%. This fee is charged as the higher of US$3.0 million per year or 5% of Adjusted EBITDA before technical assistance.

The operating results of the NH T2 hotel are not included in calculating the airport concession tax or the technical assistance fee.

Depreciation and amortization increased 10.9% during 1Q10, as a result of a higher level of investments and the depreciation of the NH T2 hotel assets in the amount of Ps. 4.2 million, which did not occur in 1Q09.

Total costs and operating expenses increased 12.2% to Ps. 345.0 million.

Operating income and Adjusted EBITDA

Operating income was Ps. 164.5 million in 1Q10, a decrease of 7.8% as compared to the prior year period. The reduction reflected the additional costs from operating the NH T2 hotel, other costs and expenses, and higher depreciation and amortization.  The operating margin in 1Q10 was 32.3%, 4.4 percentage points below the same period of 2009.

Adjusted EBITDA, which is equivalent to UAFIDA in Mexico, was similar to 1Q09, reaching Ps. 273.6 million. The Adjusted EBITDA margin was 53.7%, 3.3 percentage points below the 1Q09 level.

Other income (expense), financing expense, and taxes

Comprehensive financing expense increased to Ps. 18.0 million, as a result of higher level of interest expense from a higher level of debt.

Income tax provision increased to Ps. 48.6 million in 1Q10 from Ps. 20.3 million during the prior year period. Tax provision includes the effect of the increase in the corporate income tax rate to 30% as part of Mexico’s fiscal reform enacted last December. Most of the increase resulted from deferred income tax and deferred minimum corporate flat rate tax (IETU).

Net Income

Consolidated net income in 1Q10 was Ps. 103.4 million, as compared to Ps. 148.6 million in 1Q09. The decrease was principally because of higher operating expenses, increased taxes, and an increase in comprehensive financial expense.

Net income of majority interest was Ps. 104.6 million, as compared to Ps. 148.7 million in 1Q09.

Earnings per share were Ps. 0.26, and earnings per ADS were US$0.17 per ADS. Each ADS represents eight Series B shares. (See Annex Table 3.)

Capital expenditures

During 1Q10 capital expenditures were Ps. 123.1 million, including both Master Development Plan (MDP) investments and strategic investments.

The most important MDP investments during the first quarter were:

•
Construction of the passageway for regional flights, immigration, and roadways for Terminal B at the Monterrey airport. In addition, there was construction of a helicopter parking area and roads for the general aviation platform at Monterrey.

•	Improvements to the backup electric circuit for runway lights and visual aids at the San Luis Potosí, Zihuatanejo, Reynosa, and Torreón airports;

•	Expansion of the boarding lounge at the Culiacán airport;

•	Improvements to the perimeter road at the Mazatlán airport; and

•	Expansion and remodeling of the emergency response unit of the Tampico airport.

Regarding the project for the relocation of the Tampico airport, the Ministry of Communications and Transportation (SCT); the Government of Tamaulipas state; the municipalities of Altamira, Ciudad Madero, and Tampico; and OMA’s subsidiary, Aeropuerto de Tampico, signed a coordination and collaboration agreement that defines the parameters for carrying out this project, and delineates the responsibilities and commitments of each of the parties, as part of this combined effort.

The start of construction has not yet been determined. Once started, it is expected that the construction of a new airport would require approximately 30 months, with a total estimated cost in excess of Ps. 2,500 million. The airport expansion project does not contemplate investments by OMA. Under the terms of the signed agreement, a public trust will be established by Tamaulipas state for the administration and payment of the project, which will provide transparency and agility in the development of the project.

OMA will continue to operate the current airport until the new facility is ready to start operations and has received authorization from the Federal Aeronautical Authority. The process for relocating the airport will be done in accordance with the terms of the Airport Law.

Liquidity

During the first quarter of 2010, operating activities used cash of Ps. 46.8 million, principally because of a reduction in accounts payable as well as the payment of taxes.

As of December 31, 2010, OMA’s total debt was Ps. 844.8 million in short- and long-term bank debt, of which Ps. 171.1 million contributed to cash flow from financing in the quarter. These resources were used principally to finance capital expenditures.

Operation of the share repurchase program generated Ps. 14.4 million in 1Q10.

Dividends paid were Ps. 99.6 million, for the third (January 15, 2010) installment of the dividend declared for 2008 results.

OMA had a net decrease in cash of Ps. 43.1 million during 1Q10, with a balance of cash and cash equivalents of Ps. 224.6 million as of March 31, 2010. (See Annex Table 4.)

OMA has no exposure to any financial derivative instruments as of the date of this report.

Subsequent developments

Fourth quarterly payment of 2009 dividend: On April 15, 2010 the fourth quarterly installment of the dividend declared by the Annual Shareholders’ Meeting on April 24, 2009 was paid. The amount was Ps.0.25 per share.

Annual Shareholders’ Meeting: On April 16, 2010, OMA held its Annual Shareholders’ Meeting. The resolutions adopted by the meeting are available at http://ir.oma.aero.  Among the items approved were:

•
Declaration of a Ps. 400 million cash dividend, to be paid in four quarterly installments of Ps. 0.25 each. The payment dates will be July 15, 2010, October 15, 2010, January 17, 2011 (the 15th is a non-working day), and April 15, 2011.

•	Allocation of up to Ps. 400 million for share repurchases;

•	Ratification of all the members of the board of directors; and

•	Ratification of independent board member Luis Guillermo Zazueta Domínguez as chairman of the Special Committee for Audit, Corporate Practices, Finance, and Planning.

OMA (NASDAQ: OMAB; BMV: OMA) will hold a conference call on April 26, 2010 at 10:00 am Eastern time, 9:00 am Mexico City time.

The conference call is accessible by calling (877) 941-4775 toll-free from the U.S. or +1 (480) 629-9761 from outside the U.S. The conference ID is 4285660. A taped replay will be available through May 3, 2010 at (800) 406-7325 toll free or +1 (303) 590-3030, using the same ID.

The conference call will also be available by webcast at http://ir.oma.aero/events.cfm.

Annex Table 1

(Terminal passengers-excludes transit passengers)

Total Passengers	1Q 09	1Q 10	% Var
Acapulco	305,668	249,128	(18.5)
Ciudad Juárez	161,315	143,119	(11.3)
Culiacán	247,475	261,565	5.7
Chihuahua	179,219	180,508	0.7
Durango	47,352	49,427	4.4
Mazatlán	232,345	231,281	(0.5)
Monterrey	1,276,563	1,168,260	(8.5)
Reynosa	50,171	48,278	(3.8)
San Luis Potosí	48,839	47,694	(2.3)
Tampico	130,353	99,623	(23.6)
Torreón	98,610	82,967	(15.9)
Zacatecas	57,116	62,654	9.7
Zihuatanejo	211,528	171,315	(19.0)
Total	**3,046,554**	**2,795,819**	**(8.2)**

Domestic Passengers	1Q 09	1Q 10	% Var
Acapulco	189,833	146,767	(22.7)
Ciudad Juárez	160,934	143,001	(11.1)
Culiacán	243,767	257,845	5.8
Chihuahua	163,312	164,442	0.7
Durango	44,626	45,610	2.2
Mazatlán	85,824	87,404	1.8
Monterrey	1,109,743	1,001,861	(9.7)
Reynosa	49,765	47,982	(3.6)
San Luis Potosí	34,520	32,937	(4.6)
Tampico	120,994	89,259	(26.2)
Torreón	86,770	71,937	(17.1)
Zacatecas	37,093	39,139	5.5
Zihuatanejo	89,069	63,701	(28.5)
Total	**2,416,250**	**2,191,885**	**(9.3)**

International Passengers	1Q 09	1Q 10	% Var
Acapulco	115,835	102,361	(11.6)
Ciudad Juárez	381	118	(69.0)
Culiacán	3,708	3,720	0.3
Chihuahua	15,907	16,066	1.0
Durango	2,726	3,817	40.0
Mazatlán	146,521	143,877	(1.8)
Monterrey	166,820	166,399	(0.3)
Reynosa	406	296	(27.1)
San Luis Potosí	14,319	14,757	3.1
Tampico	9,359	10,364	10.7
Torreón	11,840	11,030	(6.8)
Zacatecas	20,023	23,515	17.4
Zihuatanejo	122,459	107,614	(12.1)
Total	**630,304**	**603,934**	**(4.2)**

See notes and disclaimers

Annex Table 2

Annex Table 3

Annex Table 4

                                                                 Ver notas as aclaratorias

Annex Table 5

Notes and disclaimers

Adjusted EBITDA: OMA defines Adjusted EBITDA as net income minus net comprehensive financing income plus taxes and depreciation and amortization, and excludes other income (expense). Adjusted EBITDA is equivalent to the concept UAFIDA in Mexico. Adjusted EBITDA should not be considered as an alternative to net income, as an indicator of our operating performance, or as an alternative to cash flow as an indicator of liquidity. Our management believes that Adjusted EBITDA provides a useful measure of our performance that is widely used by investors and analysts to evaluate our performance and compare it with other companies. EBITDA and Adjusted EBITDA are not defined under U.S. GAAP, and may be calculated differently by different companies.

Aeronautical revenues: are revenues from rate regulated services. These include revenue from airport services, regulated leases, and access fees from first parties to provide complementary and ground transportation services. Airport service revenues include principally departing domestic and international passenger charges (TUA), landing fees, aircraft parking charges, passenger and carry-on baggage screening, and use of passenger jetways, among others. Revenue from first party access fees to provide complementary services include revenue sharing for ramp services, aircraft towing, water loading and unloading, cabin cleaning, electricity supply, catering, security, and aircraft maintenance, among others. Revenues from regulated leases include principally rental to airlines of office space, hangars, and check-in and ticket sales counters. Revenues from access charges for providers of ground transportation services include charges for taxis and buses.

Capital expenditures, Capex: includes investments in fixed assets (including investments in land, machinery, and equipment) and improvements to concessioned properties.

Cargo unit: equivalent to 100 kg of cargo.

Earnings per share and ADS: uses the weighted average of shares or ADS outstanding for each period, excluding Treasury shares from the operation of the share purchase program.

Exchange rate: Amounts in U.S. dollars (US$) are converted at the March 31, 2010 exchange rate of Ps. 12.4145/US$, as published in the Official Diary of the Federation.

Master Development Plan (MDP): The investment plan agreed to with the government every five years, under the terms of the concession agreement. These include capital investments and maintenance for aeronautical activities, and exclude commercial and other non-aeronautical investments. The investment horizon is 15 years, of which the first five years are committed investments.

Maximum Rate System: The Ministry of Communications and Transportation (SCT) regulates all our aeronautical revenues under a maximum rate system, which establishes the maximum amount of revenues per workload unit (one terminal passenger or 100kg of cargo) that may be earned by each airport each year from all regulated revenue sources. The concessionaire sets and registers the specific prices for services subject to regulation, which may be adjusted every six months as long as the combined revenue from regulated services per workload unit at an airport does not exceed the maximum rate. The SCT reviews compliance with maximum rates on an annual basis after the close of each year.

Mexican Financial Reporting Standards (MFRS): financial statements and other information are presented in accordance with current MFRS and their Interpretations (INIFs). These standards differ in certain significant respects from U.S. GAAP.

Non-aeronautical revenues: are revenues that are not subject to rate regulation. These include commercial services such as parking, advertising, car rentals, leasing of commercial space, freight management and handling, and other lease income, among others.

Passengers: all references to passenger traffic volumes are to terminal passengers.

Passenger charges (TUA, Tarifa de Uso de Aeropuerto) are paid by departing passengers (excluding connecting passengers, diplomats, and infants). Rates are established for each airport, and are different for domestic and international travel.

Prior period comparisons: unless stated otherwise, all comparisons of operating or financial results are made with respect to the comparable prior year period. Percentage changes for passenger traffic or financial items are calculated based on actual numbers.

Strategic investments: refers only to those investments that are additional to those in the Master Development Plan.

Terminal passengers: includes passengers on the three types of aviation (commercial, charter, and general aviation), and excludes passengers in transit.

Unaudited financials: financial statements are unaudited, preliminary statements for the periods covered by the report.

Workload Unit: one terminal passenger or one cargo unit.

This report may contain forward-looking information and statements. Forward-looking statements are statements that are not historical facts. These statements are only predictions based on our current expectations and projections about future events. Forward-looking statements may be identified by the words “believe,” “expect,” “anticipate,” “target,” or similar expressions. While OMA's management believes that the expectations reflected in such forward-looking statements are reasonable, investors are cautioned that forward-looking information and statements are subject to various risks and uncertainties, many of which are difficult to predict and are generally beyond the control of OMA, that could cause actual results and developments to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include, but are not limited to, those discussed in our most recent annual report filed on Form 20-F under the caption “Risk Factors.” OMA undertakes no obligation to publicly update its forward-looking statements, whether as a result of new information, future events, or otherwise.

About OMA

Grupo Aeroportuario del Centro Norte, S.A.B. de C.V., known as OMA, operates 13 international airports in nine states of central and northern Mexico. OMA’s airports serve Monterrey, Mexico’s first largest metropolitan area, the tourist destinations of Acapulco, Mazatlán, and Zihuatanejo, and nine other regional centers and border cities. OMA also operates a hotel and commercial areas inside Terminal 2 of the Mexico City airport. OMA employs over 970 persons in order to offer passengers and clients, airport and commercial services in facilities that comply with all applicable international safety, security standards, and ISO 9001:2008. OMA’s strategic shareholder members are ICA, Mexico’s largest engineering, procurement, and construction company, and Aéroports de Paris Management, subsidiary of Aéroports de Paris, the second largest European airports operator. OMA is listed on the Mexican Stock Exchange (OMA) and on the NASDAQ Global Select Market (OMAB). Please visit our website, www.oma.aero.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                Grupo Aeroportuario del Centro Norte, S.A.B. de C.V.

By:	/s/ José Luis Guerrero Cortés
José Luis Guerrero Cortés
Chief Financial Officer

Date: April 23, 2010